UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2022.

Commission File Number 001-38172

FREIGHT TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Mr. Javier Selgas, Chief Executive Officer

2001 Timberloch Place, Suite 500

The Woodlands, TX 77380

Telephone: (773) 905-5076

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Regulation FD Disclosure

On October 26, 2022, a representative of Freight Technologies, Inc.（the “Company” or “Fr8Tech”） began making presentations to investors using slides containing the information attached to this Current Report on Form 6-K as Exhibit 99.1 (the “Investor Presentation”) and incorporated herein by reference. The Company expects to use the Investor Presentation, in whole or in part, and possibly with modifications, in connection with presentations to investors, analysts and others during the fiscal year ending December 31, 2022. The Investor Presentation comprises an investor deck introducing the business of the Company’s subsidiary, Fr8 App Inc.

Additionally, the representative discussed with investors the Company’s forecasted Fixed Fleet revenue growth to $700,000 during the fourth quarter of 2022, revenue forecasts for the years 2022 and 2023 of approximately $30-$32 million and $50 million, respectively, operating expenses through third quarter of 2022 of approximately $10.1 million, operating expense forecast for the fourth quarter of 2022 of $9.7 million, forecasted monthly savings from workforce optimization of $73,000 beginning early 2023, previously disclosed sales patterns of shipper clients, and a potential business line in Less Than Truckload (LTL) logistics.

By filing this Current Report on Form 6-K and furnishing the information contained herein, the Company makes no admission as to the materiality of any information in this report that is required to be disclosed solely by reason of Regulation FD.

The information contained in the Investor Presentation is summary information that is intended to be considered in the context of the Company’s Securities and Exchange Commission (“SEC”) filings and other public announcements that the Company may make, by press release or otherwise, from time to time. The Company undertakes no duty or obligation to publicly update or revise the information contained in this report, although it may do so from time to time as its management believes is warranted. Any such updating may be made through the filing of other reports or documents with the SEC, through press releases or through other public disclosure.

The information presented in this Current Report on Form 6-K and Exhibit 99.1 shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, unless the Company specifically states that the information is to be considered “filed” under the Exchange Act or specifically incorporates it by reference into a filing under the Securities Act of 1933, as amended, or the Exchange Act.

Entry into a Definitive Material Agreement

ATW Securities Purchase Agreement

On October 27, 2022, Freight Technologies Inc. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with ATW Opportunities Master Fund L.P. and ATW Opportunities Master Fund LP. (collectively, the “Purchasers”) pursuant to which the Company agreed to sell for an aggregate purchase price of $1,000,000, an aggregate of 400,000 ordinary shares and pre-funded warrants (the “Warrants”) to purchase 2,100,000 ordinary shares (the “Securities Purchase”). The closing of the Securities Purchase would be subject to customary closing conditions. The parties anticipate that the closing of the Securities Purchase shall occur in two tranches: (a) 160,000 ordinary shares and 840,000 Warrants for $400,000 (the “First Closing”); and (b) 240,000 ordinary shares and 1,260,000 Warrants for $600,000 no more than twenty (20) business days after the First Closing (the “Second Closing”).

The ordinary shares, Warrants and ordinary shares underlying the Warrants are issued pursuant to the prospectus included in the Company’s Registration Statement on Form F-3 (Registration No. 333-267446), which was filed with the Securities and Exchange Commission (the “Commission”) on September 15, 2022 and was declared effective on September 26, 2022, and a prospectus supplement that will be filed with the Commission on the closing of the Securities Purchase.

The preceding description of the aforementioned agreement and securities does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement and form of Warrant, which are filed as exhibits to this report and incorporated herein by reference.

Financial Statements and Exhibits

Exhibits

Exhibit No.	Description

10.1	Securities Purchase Agreement dated October 27, 2022.
10.2	Form of Pre-funded Ordinary Shares Purchase Warrant.
99.1	Investor Deck.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2022	FREIGHT TECHNOLOGIES, INC.

	By:	/s/ Javier Selgas
	Name:	Javier Selgas
	Title:	Chief Executive Officer